82-3209



03050363



OMV

03 APR 22 AM 7:21

News Release

April 10, 2003
7.30am (UK time) – 8.30am (CET)

www.omv.com

OMV: Record test rate achieved in Pakistani gas field

- **Highest gas rate ever tested for Pakistani gas field and OMV: 101 million scf/d from Sawan 7 well**
- **OMV set to become largest international gas operator in Pakistan at year end 2003**
- **Success achieved through implementation of state-of-the-art-technology**

OMV, the leading Central and Eastern European oil and gas group, announces that it has tested a production well in the Sawan gas field, located in the middle Indus basin at a record rate of 101 million (mn) scf/d (2.7 mn m³/d), the highest rate ever achieved in a Pakistani gas field and also the highest rate OMV has ever tested from a single well. This tested production rate would cover a daily consumption of a town like Vienna or, on an annualized basis, about 14% of the Austrian gas consumption. The latest available 3D seismic technology linked with state-of-the-art computerized geological models of the reservoir were used to deliver these excellent results.

Helmut Langanger, member of the OMV Executive Board with responsibility for Exploration and Production (E&P) commented: "This success strengthens our market position in Pakistan significantly, one of the pillars of OMV's E&P production strategy, and is another milestone towards our target of doubling OMV's daily oil and gas production to 160,000 boe by 2008."

Year end production target of 9 million m³ planned for Sawan
By year end 2003, Sawan, which is operated by OMV (Pakistan), a 100% owned subsidiary of OMV Aktiengesellschaft, will produce 340 mn scf/d sales gas (9 mn m³/d). When combined with OMV's existing operated production, this will make OMV the largest foreign operator of gas production in Pakistan.

The Sawan gas field is located in the middle Indus area, Sindh Province, some 500 km north of the port city of Karachi. OMV (Pakistan) plans to develop the Sawan gas field in two stages. Phase 1 of production is due to start in Q3/2003 with a rate of 170 mn scf/d sales gas. Phase 2 Phase 2 of production, which will double the sales gas rate to 340 mn scf/d, is expected to start by the end of 2003. Gas sales agreements for Phase 1 have been signed with Sui Southern Gas Company (SSGCL) and for Phase 2 with Sui Northern Gas Pipelines Limited (SNGPL), respectively.

dlw 5/13

Sawan 7, where the record rate was tested, is one of the production wells required for the start up of the gas production during Phase 1. The well location was chosen by applying the latest available 3D seismic technology linked with OMV's geological model of the reservoir. The synthesis of seismic attributes and geological reservoir modelling allows for very accurate predictions of expected reservoir properties prior to drilling and has delivered excellent results

throughout the development of the field. The well is planned to produce at a sustainable rate of 85 mn scf/d (2.3 mn m^3/d). 255 mn scf/d (6.7 mn m^3/d) will be produced from six other wells.

After reaching full capacity at the end of 2003, OMV (Pakistan) will then supply about 18% of Pakistan's total gas needs and operate 510 mn scf/d (14 mn m^3/d or 85,000 boe/d) sales gas. 60% of that production will stem from Sawan, 30% from Miano and 10% from Kadanwari, which is operated on behalf of Eni. OMV's net share will be around around 90 mn scf/d (2.4 mn m^3/d or 15,000 boe/d). It is planned to further develop and strengthen OMV (Pakistan)'s position in the Middle Indus region through further exploration activities in accordance with the existing portfolio strategy.

Notes to editors:

Consortium partners in the Sawan field:

OMV (PAKISTAN), operator	19.74%
AGIP Exploration & Production Limited	23.68%
Moravske Naftove Doly a.s.	7.90%
Pakistan Petroleum Limited	26.18%
Government Holdings Private Limited	22.50%

OMV (PAKISTAN) Exploration GmbH is a 100% subsidiary of OMV Aktiengesellschaft and has been active in Pakistan since 1991. It currently has 323 employees, of whom 303 are Pakistanis and 19 are expatriates. Most of the operational activities of OMV (Pakistan) are focused in the middle Indus region, where OMV has established a strong position. In 1998 OMV discovered the large Sawan natural gas field, which was declared commercial in December 1999. It is estimated to contain proved and probable gas reserves of 1.3 tcf (220 mn boe for 100% or 35 bn m^3). In 1993 the Miano natural gas field was discovered with the company's first exploration well, Miano 1. Production began at the end of December 2001 with a daily sales volume of 2.5 million m^3 of natural gas, which covers 5% of Pakistani natural gas needs. OMV has a 17.7% stake in the Miano field.

OMV Exploration and Production (E&P): In 2002, OMV produced about 20 million barrels crude oil and NGL (natural gas liquids), as well as about 66 billion cubic feet of natural gas. The company plans to double its 2002 production (83,000 boe/d) to 160,000 boe/d by 2008. OMV began to develop its international E&P business in 1985 with investments in Libya. The Company currently has a balanced international E&P portfolio in 13 countries. The core regions in the E&P division are Austria, Libya and the UK. Production is expected to increase in Pakistan and Australia/New Zealand in 2003, so that these countries will join the core regions, each producing at least 15,000 boe/d. By the end of 2002, the company had increased its daily production to 100,000 boe/d.

- Ends -

For further information, please contact:

OMV

Brigitte H. Juen, Investor Relations	Tel. +43 1 404 40-21622; e-mail: investor.relations@omv.com
Bernhard Hudik, Press Office	Tel. +43 1 404 40-21660; e-mail: bernhard.hudik@omv.com
Thomas Huemer, Press Office	Tel. +43 1 404 40-21660; e-mail: thomas.huemer@omv.com
Internet home page:	http://www.omv.com

Cubitt Consulting

Noga Villalón, London	Tel. +44 (207) 367-5102; e-mail: noga.villalon@cubitt.com
Mark Kollar, New York	Tel. +1 (212) 896-1201; e-mail: mark.kollar@cubitt.com

Next result announcement **January–March 2003** on May 15, 2003